EXHIBIT 99.1

Press Release Including 2006 Outlook

first quarter 2006

Report to shareholders for the period ended March 31, 2006

growing strategically

Suncor Energy’s first quarter results set the stage for strong 2006 performance

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this document are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see “Non-GAAP Financial Measures” in Suncor’s 2006 first quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded first quarter 2006 net earnings of $713 million ($1.56 per common share), compared to $67 million ($0.15 per common share) in the first quarter of 2005. Excluding the impact of insurance proceeds and the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, 2006 first quarter net earnings were $509 million ($1.11 per common share), compared to $40 million ($0.09 per common share) in the first quarter of 2005. Cash flow from operations was $1.314 billion in the first quarter of 2006, compared to $294 million in the first quarter of 2005.

The increase in net earnings was due to higher oil sands production, higher commodity prices and receipt of fire insurance proceeds. These positive impacts were partially offset by higher oil sands operating costs as a result of increased production volumes, as well as higher royalties expense and higher stock-based compensation expense. The same factors impacted cash flow from operations.

Suncor’s total upstream production averaged 300,300 barrels of oil equivalent (boe) per day during the first quarter, compared to 175,600 boe per day in the first quarter of 2005. Oil sands production during the quarter averaged 264,400 barrels per day (bpd), of synthetic crude oil. This compares to the first quarter of 2005, when production averaged 139,900 bpd, including 18,700 bpd of non-upgraded bitumen production.

Natural gas production in the first quarter of 2006 was 196 million cubic feet (mmcf) per day, compared to first quarter 2005 production of 191 mmcf per day.

During the first quarter, oil sands cash operating costs averaged $19.05 per barrel, compared to $26.05 per barrel during the first quarter of 2005. The decrease in cash operating costs per barrel is primarily due to operating expenses being spread over significantly more barrels of production. (For information on adjustments to cash operating cost calculations, see Outlook for 2006).

A planned maintenance shutdown at Suncor’s Denver refinery reduced utilization to 65% in the first quarter of  2006 from 96% in the first quarter of 2005, impacting earnings. Earnings at the company’s Sarnia refinery were also impacted by reduced utilization due to unplanned maintenance. Utilization was 86% in the first quarter of 2006, compared to 91% in the first quarter of 2005.

“With solid first quarter production, the stage is set for a strong year,” said Rick George, president and chief executive officer. “The goal now is to maintain steady, full capacity production across our operations and deliver on our strategic growth priorities.”

GROWTH UPDATE

Suncor’s next major growth phase targets an increase in oil sands production capacity to 350,000 bpd in 2008. The centrepiece of the expansion is the addition of a third pair of cokers to Upgrader 2. Engineering on this portion of the project is nearing completion and construction is about 35% complete. This project is on schedule and on budget.

Work under way also includes the expansion of Suncor’s Firebag in-situ operations, with construction targeted for completion in 2007. The project, which is expected to increase the bitumen production capacity of Firebag Stages 1 and 2 by about 35%, also includes addition of cogeneration facilities. This project is also on schedule and on budget.

A regulatory hearing will begin July 5, 2006 on Suncor’s planned third upgrader. The upgrader and associated facilities are central to the company’s goal of increasing production to between 500,000 and 550,000 bpd in the 2010 to 2012 timeframe.

Modifications to the Denver refinery remain on schedule with tie-in of new facilities expected in the second quarter, but cost estimates have increased to $540 million (US$445 million) from the original estimate of $360 million (US$300 million). Modifications to the Sarnia refinery remain within budget, however work on the diesel desulphurization portion of the project is expected to continue past the original June 1, 2006 target for completion. Suncor is taking steps to mitigate the impact of the schedule revision on diesel desulphurization regulatory requirements.

“While our oil sands expansion plans remain on budget and on schedule, the challenges we are seeing in our downstream projects underline the seriousness of inflationary pressures and labour supply issues across our business,” said George.

As Suncor invests for future growth, prudent debt management remains a priority. With oil sands production at full capacity and higher commodity prices, net debt levels were relatively stable at $2.8 billion at the end of the first quarter, compared with $2.9 billion at the end of 2005.

“With solid first quarter production, the stage is set for a strong year. The goal now is to maintain steady, full capacity production across our operations and deliver on our strategic growth priorities.”

Rick George president and chief executive officer

OUTLOOK FOR 2006

Suncor’s outlook provides management’s targets for 2006 in certain key areas of the company’s business. Outlook targets are subject to change.

	Three months ended	2006 Full
	March 31, 2006	Year Outlook
Oil Sands
Production (bpd) (1)	264 400	260 000
Diesel (2)	13%	11%
Sweet (2)	43%	45%
Sour (2)	44%	44%
Realization on crude sales basket	WTI @ Cushing less Cdn$7.25 per barrel	WTI @ Cushing less Cdn$5.50 to $6.50 per barrel
Cash operating costs (3)	$19.05 per barrel	$18.75 to $19.50 per barrel
Natural Gas
Natural gas (mmcf/d)	196	205 to 210

(1)               The 260,000 bpd target consists entirely of synthetic crude oil barrels. However, Suncor-produced bitumen may be sold directly to the market depending on certain market or operational conditions.

(2)               Suncor is still gaining experience in operating facilities that were newly commissioned in late 2005. As a result, there is more uncertainty in providing 2006 targets than in previous years, especially as it relates to sour crude volumes.

(3)               Effective January 1, 2006, cash operating costs per barrel, before commissioning and start-up costs, reflect a change in accounting policy to expense overburden costs as incurred (see page 12 of Suncor’s first quarter 2006 Management’s Discussion and Analysis). The change in accounting policy for overburden resulted in non-cash costs being reclassified to cash costs. Therefore cash operating costs per barrel projections for 2006 have increased by $2.75 per barrel from the previously reported outlook of $16 to $16.75 per barrel. However, total operating costs are not significantly impacted. All comparative balances have been retroactively restated for these changes in the first quarter 2006 Report to Shareholders.

Cash operating costs are sensitive to natural gas prices. The estimate of $18.75 to $19.50 per barrel assumes a natural gas price of US$6.75 per thousand cubic feet (mcf) at Henry Hub. Cash operating costs per barrel are not prescribed by GAAP. This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. Accordingly, Suncor will, as part of its management’s discussion and analysis, also continue to provide cash operating cost calculations for Firebag in-situ operations. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures”.

Factors that could potentially impact Suncor’s financial performance in 2006 include:

•                       Crude oil hedges. As at March 31, 2006, crude oil hedges totalling 50,000 bpd of production were outstanding for the remainder of 2006 and 2007. These costless collar hedges have a floor of US$50/bbl and an average ceiling of approximately US$92/bbl.

•                       Planned maintenance work and tie-in of modified facilities at Suncor’s refining operations. Should the work take longer than planned or be impacted by labour or material supply issues, capital costs and refined product sales could be impacted.

For a discussion of risks and uncertainties that may affect our financial performance, see page 14.